The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02060359

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

11th November, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st November 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 11th November 2002, confirming that HBOS plc has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th November 2002, held 24,297,253 shares, being 3.08% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 12/11

Enc.

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/49

Company Announcements Office,
London Stock Exchange.

11th November, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 8th November 2002 and received on 11th November 2002, that HBOS plc has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th November 2002, held 24,297,253 shares, being 3.08% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary